Mail Stop 3561

February 26, 2010

<u>via U.S. mail and facsimile</u>

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY 10119

RE: Ecosystem Corporation
10-K for Fiscal Year Ended December 31, 2008
File No.: 0-32143

Dear Mr. Kreisler:

We issued a comment letter to you on the above captioned filing on December 30, 2009. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by March 12, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 12, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Susann Reilly at (202) 551-3236 with questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kreisler, President
  Via facsimile to (646) 572-6336